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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JUN 12 2018

Washington DC 408

SEC FILE NUMBER

8- 67548 53033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 (MM/DD/YY) AND ENDING 04/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCPAG Brokerage LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

302 East Walnut Street

(No. and Street)

Robinson	Illinois	62454
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Moore (618) 544 - 4993

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/18/18

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCPAG Brokerage LLC, as of April 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JUDITH ANN HOUT
NOTARY PUBLIC-STATE OF ILLINOIS
MY COMMISSION EXPIRES: 8/25/2019

Signature

CEO / COO

Title

Judith Ann Hout

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OFFICIAL SEAL
JUDITH ANN HOUT
NOTARY PUBLIC-STATE OF ILLINOIS
MY COMMISSION EXPIRES: 8/25/2019

State of Illinois

County of Crawford

Subscribed and sworn to (or affirmed) before me on this 4th day of June, 2018 by Thomas A. Moore proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Judith Ann Hout

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of KCPAG Brokerage LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCPAG Brokerage LLC (the "Company") as of April 30, 2018 and 2017, the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
Chicago, Illinois
June 4, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

KCPAG BROKERAGE LLC

TABLE OF CONTENTS
As of and for the Years Ended April 30, 2018 and 2017

KCPAG BROKERAGE LLC

STATEMENTS OF FINANCIAL CONDITION
As of April 30, 2018 and 2017

	2018	2017
ASSETS		
CASH AND CASH EQUIVALENTS	$ 37,046	$ 35,000
COMMISSIONS RECEIVABLE	3,112	7,941
TOTAL ASSETS	$ 40,158	$ 42,941
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES	$ -	$ -
MEMBER'S CAPITAL	40,158	42,941
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 40,158	$ 42,941

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF INCOME
For the Years Ended April 30, 2018 and 2017

	2018	2017
REVENUES	$ 53,623	$ 105,703
OPERATING EXPENSES	31,406	31,446
NET INCOME	$ 22,217	$ 74,257

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF MEMBER'S CAPITAL
For the Years Ended April 30, 2018 and 2017

BALANCE, April 30, 2016	$ 22,675
Distributions to member	(53,991)
2016 net income	74,257
BALANCE, April 30, 2017	$ 42,941
Distributions to member	(25,000)
2017 net income	22,217
BALANCE, April 30, 2018	$ 40,158

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF CASH FLOWS
For the Years Ended April 30, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 22,217	$ 74,257
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	4,829	(5,266)
Net Cash Flows from Operating Activities	27,046	68,991
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(25,000)	(53,991)
Net Cash Flows used in Financing Activities	(25,000)	(53,991)
Net Change in Cash and Cash Equivalents	2,046	15,000
CASH AND CASH EQUIVALENTS - Beginning of Year	35,000	20,000
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 37,046	$ 35,000

Supplemental disclosure of cash flow information:

Interest paid	$0
Income taxes paid	$0

See accompanying notes to financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KCPAG Brokerage LLC ("the Company") is an Illinois Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on May 17, 2000, and began operations on May 4, 2001. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Kemper Capital Management LLC.

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including mutual fund retailer, selling variable life insurance or annuities and receiving referral fees from the sale of general securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses are also recorded on a trade date basis.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an affiliate agreement with Kemper Capital Management LLC to pay a percentage of shared expenses. Total shared expenses incurred by the Company were $18,000 for the years ended April 30, 2018 and 2017. In addition, the Company will pay the following expenses directly: audit fees, bank charges and federal and state registration fees. Kemper Capital Management LLC will pay all other fixed and variable expenses for the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

At April 30, 2018, the Company carried the minimum fidelity bond insurance required under FINRA Rule 4360.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

Various Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on April 30, 2018 and 2017 the Company had net capital of $35,158 and $37,941 which was $30,158 and $32,941 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at April 30, 2018 or during the year then ended.

KCPAG BROKERAGE LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of April 30, 2018 and 2017

COMPUTATION OF NET CAPITAL	2018	2017
Total member's capital	$ 40,158	$ 42,941
Total non-allowable assets	-	-
Net capital before haircuts on securities positions	40,158	42,941
Haircuts on Fidelity Bond	5,000	5,000
Net capital	$ 35,158	$ 37,941
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital at 1,500 percent	$ 30,158	$ 32,941
Excess net capital at 1,000 percent	$ 29,158	$ 31,941
Ratio: Aggregate indebtedness to net capital	0 to 1	0 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated April 30, 2018.

See report of independent registered public accounting firm.

KCPAG BROKERAGE LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3

As of April 30, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of the Rule.

See report of independent registered public accounting firm.

KCPAG Brokerage LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended April 30, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) KCPAG Brokerage LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KCPAG Brokerage LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) KCPAG Brokerage LLC stated that KCPAG Brokerage LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KCPAG Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCPAG Brokerage LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
June 4, 2018

KCPAG
BROKERAGE LLC
302 East Walnut Street ▪ P.O. Box 529 ▪ Robinson, IL 62454
Phone: (618)544-4993 Fax: (618)544-2140

Assertions Regarding Exemption Provisions

We, as members of management of KCPAG Brokerage LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended April 30, 2018.

KCPAG Brokerage LLC

By: T. A. Moore

Thomas A Moore, CEO
(Name and Title)

June 4, 2018
(Date)